SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

(Amendment No. 4)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Interactive Brokers Group, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

45841N107

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 45841N107	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Quincy J. Lee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 188,465
	6	SHARED VOTING POWER 2,401,797
	7	SOLE DISPOSITIVE POWER 188,465
	8	SHARED DISPOSITIVE POWER 2,401,797
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,590,262
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.6% **
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

**SEE ITEM 4(b).

SCHEDULE 13G/A

This Amendment No. 4 to the Schedule 13G (this “Schedule 13G”) relates to shares of Common Stock, par value $.01 per share (“Common Stock”), of Interactive Brokers Group, Inc., a Delaware corporation (the “Issuer”), and is being filed on behalf of Quincy J. Lee. The shares of Common Stock reported on this Schedule 13G are held by Teton Capital Partners, L.P. (the “Fund”) and Mr. Lee individually.

Item 1(a)	Name of Issuer.

Interactive Brokers Group, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

One Pickwick Plaza

Greenwich, Connecticut 06830

Item 2(a)	Name of Person Filing.

Quincy J. Lee.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

500 West 5th street

Suite 1110

Austin, Texas 78701

Item 2(c)	Citizenship or Place of Organization.

Mr. Lee is a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $.01 per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

45841N107

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)	Mr. Lee may be deemed the beneficial owner of 2,590,262 shares of Common Stock held by the Fund and Mr. Lee directly.

(b)	Mr. Lee may be deemed the beneficial owner of 3.6%, of the Issuer’s outstanding shares of Common Stock. This percentage was calculated by dividing the number of shares of Common Stock beneficially owned by Mr. Lee, by 71,473,741, the number shares of Common Stock issued and outstanding as of November 3, 2017, as reported in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 8, 2017.

(c)	Mr. Lee has the shared power to vote and dispose of the 2,401,797 shares of Common Stock held by Fund. Mr. Lee has the sole power to vote and dispose of the 188,465 shares of Common Stock he holds directly

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018

/s/ Quincy J. Lee
Quincy J. Lee